SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 March 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 24 February 2012
99.2	Director/PDMR Shareholding dated 27 February 2012
99.3	Director/PDMR Shareholding dated 27 February 2012
99.4	Holding(s) in Company dated 27 February 2012
99.5	IHG launches EVEN™ Hotels in the U.S. dated 28 February 2012
99.6	Total Voting Rights dated 29 February 2012
99.7	Director/PDMR Shareholding dated 6 March 2012
99.8	Director/PDMR Shareholding dated 7 March 2012

Exhibit No: 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	DALE MORRISON - PDMR, NON-EXECUTIVE DIRECTOR
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		AMERICAN DEPOSITARY SHARES ("ADS"). ONE ADS IS EQUAL TO ONE ORDINARY SHARE OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	THE DALE F. MORRISON FAMILY TRUST		PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	4,536 ADS		NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
13.	Price per share or value of transaction	14.	Date and place of transaction
	USD 22.05		22 February 2012, UNITED STATES
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	4,536, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		23 FEBRUARY 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 24 FEBRUARY 2012

Exhibit No: 99.2

27 February 2012

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Annual Bonus Plan in respect of the 2008 financial year, the Company was notified on 24 February 2012 that the following numbers of deferred shares (net of income tax and social security liabilities) were transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors and other persons discharging managerial responsibility ("PDMRs"):

Directors	Number of shares transferred

Kirk Kinsell	23,823
Tracy Robbins	15,886
Richard Solomons	31,908

Other PDMRs

Keith Barr	7,166
Angela Brav	7,040
Tom Conophy	24,396
Eric Pearson	6,626
Steve Sickel	4,633
Jan Smits	10,055
George Turner	2,657

---------------Ends--------------

Name of Contact for this RNS Announcement:

Esther Lam
Tel: 01895 512 000
Corporate Legal & Secretariat
InterContinental Hotels Group PLC

Exhibit No: 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	KEITH BARR - PDMR, CHIEF EXECUTIVE, GREATER CHINA		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARE OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	KEITH BARR		EXERCISE OF 49,888 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN AND SUBSEQUENT SALE OF 49,888 SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	49,888 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	EXERCISED 25,068 OPTIONS AT £4.38 PER SHARE AND EXERCISED 24,820 OPTIONS AT £4.9417 PER SHARE.SOLD 49,888 SHARES AT £14.157483 PER SHARE		24 FEBRUARY 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	159,815, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		24 FEBRUARY 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 27 FEBRUARY 2012

Exhibit No: 99.4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	23 February 2012
6. Date on which issuer notified:	27 February 2012
7. Threshold(s) that is/are crossed or reached:	Holding decreasing below 14%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	41,438,512	41,438,512			40,518,388		13.94%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
40,518,388	13.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Southeastern Asset Management, Inc., is the investment advisor to the Longleaf Partners Fund, a US mutual fund.  The 40,518,388 voting rights held by Southeastern Asset Management Inc., include those in relation to 20,218,520 voting shares owned directly by Longleaf Partners Fund.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit No: 99.5

IHG launches EVEN™ Hotels in the U.S., the first mainstream hotel brand focused on wellness

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces the launch in the US of EVEN™ Hotels, its new hotel brand. This brand meets the large and growing customer demand for healthier travel, at a mainstream price. EVEN Hotels is another industry first for IHG, as it uniquely provides solutions for all aspects of travellers' wellness needs in the areas of exercise, food, work and rest. No other brand can do this, under one roof, at this price point.

"We have a track record of delivering on hotel industry firsts, and we're doing it again by staking our claim on the wellness space within the mainstream lifestyle category," said Richard Solomons, Chief Executive Officer, IHG. "We are committing a capital investment of up to $150m over the next three years in order to secure early profitable growth for EVEN Hotels."

"The wellness sector continues to grow year over year and the launch of EVEN Hotels will allow IHG to take advantage of this long term trend," said Kirk Kinsell, President, the Americas, IHG. "The US represents two-thirds of IHG's rooms today, and this exciting new brand will help us to continue to grow our share in this important market. We expect to sign contracts for 100 EVEN Hotels within the next five years."

The operating model for EVEN Hotels will be similar to limited service hotels, and growth will be driven by new builds and conversions, with conversions providing the most immediate development opportunities. IHG intends to own and manage the first few EVEN Hotels in key markets, then look to strong existing owner relationships to accelerate growth through IHG's franchise model. IHG plans to announce the first EVEN location in Q2 2012 and expects the first hotel to open in the first part of 2013.

To learn more about EVEN Hotels, please either visit www.ihgplc.com or the brand website at www.EVENHotels.com.

For further information, please contact:
Investor Relations
Catherine Dolton / Isabel Green
+44 (0) 1895 512 176

Media Affairs
Kari Kerr
+44 (0) 1895 512 426
+44 (0) 7770 736 849

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organization operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty program with over 63 million members worldwide.

IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.

IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc

Exhibit No: 99.6

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 February 2012, InterContinental Hotels Group PLC's issued share capital consists of 291,088,409 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 291,088,409.

The above figure, 291,088,409 , may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

29 February 2012

Exhibit No: 99.7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	KIRK KINSELL - DIRECTOR, PRESIDENT, THE AMERICAS KEITH BARR - PDMR, CHIEF EXECUTIVE, GREATER CHINA JAN SMITS - PDMR, CHIEF EXECUTIVE, ASIA, MIDDLE EAST & AFRICA		N/A N/A N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	KIRK KINSELL KEITH BARR JAN SMITS		SALE SALE SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	KIRK KINSELL - 20,000 SHARES KEITH BARR - 35,118 SHARES JAN SMITS - 52,000 SHARES		NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	GBP14.464		2 MARCH 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

KIRK KINSELL - 477,913, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

KEITH BARR -  124,697, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

JAN SMITS -  213,234, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE
			5 MARCH 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 6 MARCH 2012

Exhibit No: 99.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	RICHARD LESLIE SOLOMONS - CHIEF EXECUTIVE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	RICHARD LESLIE SOLOMONS		TRANSFER TO SPOUSE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	93,241 ORDINARY SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	NIL CONSIDERATION		6 MARCH 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	934,462, INCLUDING ALL NOTIFIABLE INTERESTS, PERCENTAGE HOLDING IS NEGLIGIBLE		6 MARCH 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 7 MARCH 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 March 2012